

December 29, 2020

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue
Watertown, Massachusetts 02472

>   **Re: Bright Horizons Family Solutions Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed February 27, 2020**
>   **File No. 001-35780**

Dear Ms. Boland:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

MD&A
Results of Operations, page 30

1.   Please revise to quantify factors to which changes are attributed. For example, you disclose revenue growth is primarily attributable to contributions from new and ramping child care and early education centers, expanded sales of your back-up care and educational advisory services, typical annual tuition increases of 3% to 4%, and acquisitions, but do not quantify these factors. Please consider providing such quantification of factors in tabular form with the remaining written narrative focused on analyzing the reasons for such changes. Please also tell us your consideration of discussing and analyzing results of operations for each of your reportable segments. Refer to Item 303(a) of Regulation S-K.

2.   We note that under your profit and loss models you retain the financial risk of operating

child care centers and that under your cost-plus model you receive a fee from the employer sponsor for managing/operating their center and may also receive an operating subsidy to supplement tuition paid by parents. Based on this, it appears your revenue for the full service center-based child care segment consists of tuition from parents, management/operating fees from employer sponsors, and operating subsidies from employer sponsors. We note from your Form 10-Q for the fiscal quarter ended September 30, 2020 that you have experienced the impact of the COVID-19 pandemic on your business, which has substantially disrupted your global operations and resulted in a 46% decrease in full service center-based child care segment revenue.

The extent to which your revenue for this segment changed, or is at risk of fluctuation, due to changes in enrollment (i.e., tuition) is not clear. Please expand MD&A to present a separate table quantifying the amounts of each significant component of revenues for this segment and to discuss and analyze the reasons for material changes in each component. Refer to the requirements of Item 303(a)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1. Organization and Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page 52

3.   Your disclosure here primarily explains the general accounting model for revenue recognition under ASC 606. Your disclosure in Note 2 - Revenue Recognition primarily explains the nature of your service offerings. Please consider combining these revenue policy disclosures and refocusing them to explain how you measure and recognize revenue for your various types of contracts with customers so that the disclosure is specific to you.

For example, in your disclosure on page 55 on full service center-based child care, you state revenue from fixed and variable fees for full service center-based child care is recognized over time as services are rendered. However, it is not clear from this disclosure to what fixed and variable fees you refer and what specifically you mean by over time (e.g., each month). Please also consider similar changes to your critical accounting estimates disclosure on page 38 and also include there the significant judgments and estimates involved in your accounting for contracts with customers, if any.

4.   We note from your disclosure on page 28 that under both the sponsor and cost-plus business models, the sponsor or employer funds development of the facility, pre-opening/start-up capital equipment, and ongoing maintenance and repair costs. Please tell us the accounting consequence to you from these transactions, if any.

5.   We note from your disclosure on page 28 that under the cost-plus business model, you receive a fee from the employer sponsor for managing and operating their center and may also receive an operating subsidy to supplement tuition paid by parents. We also note that these contracts have a typical term of three to five years. Please tell us how you account for the management/operating fee and the potential operating subsidy. In your

response, please address whether the contractual rates for any of these amounts vary over time under the term of the contracts. Please also tell us what generally causes operating subsidies to be due to you, how such amounts are generally determined, and how you determine the amount and timing of recognition of such amounts.

General

6. We note that your certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation." Please tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to federal securities law claims, please also disclose in future filings that that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services